Exhibit 2

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

PALE FIRE CAPITAL SICAV a.s.

Purchase of Ordinary Shares	201,088	13.0504	10/09/2026
Purchase of Ordinary Shares	5,700	13.2843	10/12/2026